October 16, 2017

Securities and Exchange Commission

Office of Healthcare & Insurance

100 F. Street, NE

Washington, DC 20549

Attention: Mr. Chris Edwards and Ms. Suzanne Hayes

Re:	Immune Pharmaceuticals Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 11, 2017

File No. 333-220413

Dear Mr. Edwards and Ms. Hayes:

This letter sets forth the responses of Immune Pharmaceuticals, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 16, 2017 ("Comments Letter") concerning the Company’s Registration Statement on Form S-1 (collectively, the “Filing”).

Amendment No. 1 to Form S-1

Exhibits

1. Please file a legality opinion with respect to the Units. Please note a binding obligation opinion is appropriate for the legality of the Units.

Response: We have filed an amended legality opinion with respect to the Units.

General

2. Although Rule 430A of the Securities Act of 1933 permits registrants to omit certain pricing-related information a registration statement that is declared effective, your filing must include the amount of securities to be offered in a pre-effective amendment. Accordingly, please confirm that you will revise your disclosure to specify the number of common shares underlying each warrant.

Response: We have revised our disclosure to specify the number of common shares underlying each warrant based upon an assumed Set Price of $1.00 per share.

Sincerely,

/s/Elliot Maza
Elliot Maza

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